12g# 82-1991

NEWPORT EXPLORATION LIMITED
#1220 – 800 West Pender Street
Vancouver, B.C., Canada, V6C 2V6
Tel: 604-685-6851 Fax: 604-685-6493

02069069

February 15, 2002

Dear Sir or Madam:

Please be advised that our company, CVL Resources Ltd., has recently changed our Company name to **Newport Exploration Limited**. I have enclosed a copy of the "Name Change Certificate" for your files. Could you please adjust your records accordingly.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,
NEWPORT EXPLORATION LTD.

Marjorie Toro

Marjorie Toro
Administrator

Encl./

BRITISH
COLUMBIA

NUMBER: 197171

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

CVL RESOURCES LTD.

has this day changed its name to

NEWPORT EXPLORATION LTD.

Issued *under my hand at Victoria, British Columbia*
on February 04, 2002

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA